EXHIBIT 4.2

NOTICE OF WARRANT EXTENSION

August 28, 2014

Reference is made to the As Seen On TV, Inc. Common Stock Purchase Warrant No. ASOTV [B/POW-XX] (the “Warrant”) issued in the name of XXXX (“Registered Holder”). The Warrant entitles Registered Holder to purchase up to XXXX shares of Common Stock of As Seen On TV, Inc. (the “Company”) at a purchase price of $0.64 per share.

Pursuant to the Warrant, the Warrant will automatically terminate on August 29, 2014 (the “Expiration Date”). Notice is hereby given to the Registered Holder that the Board of Directors of the Company has extended the Expiration Date by 1 month to September 30, 2014.

Except for the extension of the Expiration Date described herein, the terms and conditions of the Warrant shall not be amended, waived or otherwise modified in any respect by this Notice.

AS SEEN ON TV, INC.

By:
Robert DeCecco
Chief Executive Officer